DAVIS POLK & WARDWELL
3A CHATER ROAD
HONG KONG
(852) 2533 3300

September 22, 2005

By Facsimile and EDGAR

Mr. Daniel L. Gordon
Mr. William Demarest
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile No.: 1-202-772-9209

Re:	Webzen Inc.
Form 20-F for the Fiscal Year Ended December 31, 2004
(File No. 000-50476)

Dear Messrs. Gordon and Demarest:

     On behalf of Webzen Inc. (“Webzen”), we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 8, 2005 relating to Webzen’s annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).

     In connection with responding to the Staff’s comments, we can advise you that Webzen acknowledges that:

  Webzen is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;

  Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the 2004 Form 20-F; and

  Webzen may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

      Webzen’s responses to the Staff’s comments are set forth below. References to “we,” “us” and “our” in the responses set forth below are to Webzen, unless the context otherwise requires.

Comment 1:

Item 6. Directors, Senior Management and Employees

6.C. Board Practices

Independent Directors, page 36

1.	Tell us what occurred on July 31, 2005 regarding the exemption granted by NASDAQ. Specifically clarify whether you were in compliance at that time, whether the exemption was extended, or whether some penalty was assessed.

Response:

     We were in compliance with Nasdaq Marketplace Rules (“Rules” or, individually, “Rule”) before and after July 31, 2005 and no penalty has been assessed against us by Nasdaq. Prior to July 31, 2005, we were granted an exemption by Nasdaq from compliance with Rule 4350(c). 1 The letter from Nasdaq to our Korean counsel that granted such relief, dated November 28, 2003, is attached as Annex A for your reference. This letter stated that such exemption with respect to Rules 4350(c) was to expire on July 31, 2005.

     On January 31, 2005, Rule 4350(a)(1) and Interpretive Material 4350-6 (together, the “Applicability Rules”) were amended to allow a foreign private issuer to follow its home country practice in lieu of the requirements of Rule 4350, subject to certain exceptions, without the need to seek an individual exemption from Nasdaq. The amended Applicability Rules provide that a foreign private issuer may elect to follow home country practice in lieu of Rule 4350 by submitting to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home

1 Prior to the amendment pursuant to Section 10A(m)(1) of the Securities Exchange Act of 1934, as amended, Rule 4350(c) stated that each issuer should maintain a sufficient number of independent directors on its board of directors to satisfy the audit committee requirement then in effect, which called for at least three independent directors. After the amendment, Rule 4350(c) required issuers to have a board of directors comprised of a majority of independent directors and the compensation of officers as well as nomination of directors to be determined by a majority of the independent directors or a committee comprised solely of independent directors. The amended Rule 4350(c) became effective for foreign private issuers on July 31, 2005.

country’s laws and disclosing in its annual reports filed with the Commission each requirement of Rule 4350 that it does not follow. Pursuant to the amended Applicability Rules, we disclosed in our 2004 Form 20-F filed on June 29, 2005, that we had chosen not to follow certain requirements of Rule 4350, including Rule 4350(c), and described our home country practices in this regard. Separately, our Korean counsel submitted a letter dated July 14, 2005 to Nasdaq certifying that the practices we follow in lieu of the Rules were not prohibited by the laws, rules or regulations of Korea. Based on the rules discussed and our actions taken, we have been and are currently in compliance with the relevant Nasdaq Marketplace Rules, both prior to and after July 31, 2005.

Comment 2:

6.D. Employees, page 39

2.	Clarify to us whether the payments to the National Pension Corporation are in addition to the liability for severance benefits under the Korean Labor Standard Act or whether these payments represent a portion of the severance payments included in the table on page F-16.

Response:

     Payments to the National Pension Corporation are not included in the severance payments in the table on page F-16, as these are related to the National Pension Scheme, which is a program different from severance payments under the Korean Labor Standard Law.

     The National Pension Scheme is a social insurance program enacted under the Korean National Pension Act, whereby contributions to the program of workplace-based insured persons is equally shared by the employer and its employees. The National Pension Scheme requires an employer to pay its portion of the contribution to the National Pension Corporation each month, together with the employees’ contribution, which is deducted from the employees’ wages. Employees are entitled to receive an annuity from the National Pension Corporation in the event they lose, in whole or in part, their wage-earning capability. Currently, we are required to pay 4.5% of our employees’ wages to the National Pension Corporation. Such payments are expensed each month. Our employees are also required to pay 4.5% of their wages to the National Pension Corporation. The National Pension Plan is effectively a defined contribution plan, and we have no further liability beyond our required contributions.

     The severance payments required under the Korean Labor Standard Act are one-time lump sum payments to employees that becomes payable upon voluntary or involuntary termination of their employment, regardless of loss of earnings power. Employees with more than one year of service are eligible to receive such severance payment. The amount of the payment equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s termination of employment, multiplied by the number of continuous years of employment. As of the date of each quarterly period end, we calculate the total amount that would become payable as severance payment assuming that all of our employees were terminated on such balance sheet date, add any accrued severance payments to employees with less than one year of service and record such amount as accrued severance benefits under non-current liabilities. See pages F-3 and F-16 of the 2004 Form 20-F. Increases in such liabilities as a result of any increase in the number of employees, increases in salary level or continued employment are expensed during that period and recorded under cost of revenues, selling, general and administrative expenses and research and development expenses, as applicable. Severance payments made to an employee upon termination are directly paid by us and not by the National Pension Corporation or any other public entity.

     In future filings, we will clarify that the National Pension Scheme and the severance benefits under the Korean Labor Standard Law are separate programs and that payments to the National Pension Corporation are not included in our provisions for severance benefits.

Comment 3:

Note 10. Stockholders’ Equity

Retained Earnings, page F-19

3.	Please clarify to us your appropriations of retained earnings. Specifically address:

	•	The reason why there does not appear to be a legal reserve, as discussed, in your table of retained earnings.

Response:

     We are required to appropriate a legal reserve when we pay a cash dividend to our shareholders. Through December 31, 2004, we had not paid any cash dividends to our shareholders and, therefore, no legal reserve was appropriated at December 31, 2004.

     On March 18, 2005, at our annual shareholders’ meeting, we declared and paid a dividend of ~~W~~3,225 million. Accordingly, the financial statements for the year ending December 31, 2005 will show a dividend payment of ~~W~~3,225 million and the corresponding creation of a legal reserve.

  Why there is still an appropriation for business rationalization when your disclosure indicates that it is no longer required.

Response:

     Our reserve for business rationalization of ~~W~~118 million at December 31, 2004 was created prior to December 31, 2001, as required under Korean law in existence at the time of the appropriation. Following an amendment to the Special Tax Treatment Control Law of Korea, from January 1, 2002, we are no longer required to appropriate additional amounts to this reserve and, subject to an appropriate resolution by our stockholders, the reserve balance is available for payment of cash dividends. However, at December 31, 2004, as our stockholders had not yet approved such a resolution, we have disclosed a reserve for business rationalization. As of the date hereof, we have no plans to ask our shareholders to approve such a resolution.

      We will modify our disclosure in future filings to clarify these matters.

  How the reserve for small and medium size enterprise is determined.

Response:

     We meet the definition of a “small and medium-sized company” under Korean tax laws and, therefore, prior to December 31, 2003, we were eligible to claim a tax deduction for amounts we had transferred to a reserve account titled “reserve for small and medium-size enterprise investment.” The amounts transferred to this reserve account were determined by our management and approved by a resolution of our shareholders. However, the total amount that could be appropriated could not exceed 20% of the value of our business-related tangible and intangible assets at each relevant balance sheet date. Effective from January 1, 2004, the applicable Korean tax law has changed, and there is no longer any tax benefit for such transfers. Therefore, we did not make any additional appropriations in 2004.

We will modify our disclosure in future filings to clarify these matters.

Comment 4:

Note 12. Stock Purchase Option Plan, page F-20

4.	The original grant of stock options on July 10, 2002 does not seem to be included in the Consolidated Statements of Changes in Stockholders’ Equity. Please tell us how the original grant was accounted for including the deferred compensation relating to the grant. Also, tell us how you have accounted for the subsequent cancellations/forfeitures of options.

Response:

     The following information is provided supplementally in response to the Staff’s comment.

     On July 10, 2002, we granted 14,000 options to purchase shares of common stock at an exercise price of ~~W~~4,000 per share. The fair value of the option on the date of grant, based on a Black Scholes option pricing model, was ~~W~~31,749 per option. The options vest at the end of three years. However, two employees, who were granted 10,000 options in total, forfeited their options when they left us in 2003 and 2004.

     On July 10, 2002, as disclosed in our financial statements for the year ended December 31, 2002 included within our registration statement on Form F-1 (File No. 333-110321) and as permitted under SFAS 123, we projected the total compensation expense for the three-year period to be ~~W~~444 million (~~W~~31,749 × 14,000 options). We did not record any deferred compensation on the date of grant.

     At December 31, 2002, we recognized ~~W~~74 million of compensation expense (~~W~~31,749 × 14,000 options × 6 months divided by 36 months, based on a 3-year straight line vesting period). This amount was debited to selling, general and administrative expenses in the income statement, with a corresponding credit to additional paid-in capital and labeled “amortization of deferred compensation expense.”

     Our policy is to recognize forfeitures when they occur, as permitted by SFAS 123, paragraph 168.

     2003

     During 2003, 5,000 options were forfeited and we recorded a reversal of ~~W~~26 million for the compensation expense previously recorded on those options (~~W~~74 million × 5,000/14,000) and a charge of ~~W~~95 million for another year of vesting on the 9,000 options remaining at December 31, 2003 (9,000 options × ~~W~~31,749 / 3 years). The net of these two amounts, equaling ~~W~~69 million, was debited to selling, general and administrative expenses in the income statement, with a corresponding credit to additional paid-in capital and labeled “amortization of deferred compensation expense.”

     2004

     During 2004, another 5,000 options were forfeited, and we recorded a reversal of ~~W~~79 million for the compensation expense previously recorded on those options (~~W~~74 million × 5,000/14,000 recorded in 2002, plus 5,000 options × ~~W~~31,749 / 3 years recorded in 2003).

     In addition, on June 10, 2004, our board of directors approved a 3-for-1 stock split. In connection with the stock split, we amended the strike price for the remaining 4,000 outstanding stock options from ~~W~~4,000 per share to ~~W~~1,394, without an adjustment to the number of stock options outstanding. As required under SFAS 123, paragraph 35, we analyzed the fair value of the 4,000 outstanding options immediately before and immediately after the modification and determined that the fair value of the options immediately before the award was greater than the fair value of the options immediately after the modification. The fair value of the 4,000 outstanding stock options immediately before and immediately after the modification was ~~W~~78,904 per option, and ~~W~~27,682 per option, respectively, using the Black Scholes model and a new set of assumptions, applicable for June 10, 2004. Therefore, in accordance with the examples in SFAS 123, Appendix B, no incremental compensation cost was recorded on the date of the modification. We have recorded ~~W~~43 million of compensation expense in 2004 for the remaining 4,000 options (4,000 options × ~~W~~31,749 / 3 years).

     The net of these two amounts for 2004, ~~W~~36 million, (~~W~~43 million for the remaining 4,000 options and the reversal of ~~W~~79 million based on the 5,000 options forfeited in 2004) was credited to selling, general and administrative expenses in the income statement, with a corresponding debit to additional paid-in capital and labeled “amortization of deferred compensation expense.”

     The disclosures in the first table in Footnote 12 to our consolidated financial statements for the year ended December 31, 2004 in the 2004 Form 20-F, reflect the post-split, or modified, exercise price of ~~W~~1,394, and the ~~W~~27,682 fair value of the remaining options immediately after the modification. The disclosures of assumptions used in the Black Scholes option pricing model, in the last table in Footnote 12 to our consolidated financial statements for the year ended December 31, 2004 in the 2004 Form 20-F, reflect the assumptions used to calculate the ~~W~~31,749 initial fair value of the options on the date of grant.

     We believe that our current disclosure of stock compensation expenses associated with our grant of 14,000 options and the subsequent forfeiture of 9,000 options is appropriate given the relative insignificance of the amounts involved (compensation charges for 2004 represented less than 0.3% of pre-tax income and less than 2% of selling, general and administrative expenses.)

Comment 5:

Note 12. Stock Purchase Option Plan, page F-20

5.	Your disclosure on page F-21 indicates that the fair value for each option was estimated at the balance sheet date. Explain to us why such valuation was not estimated as of the date of grant.

Response:

     We believe that the disclosure would be more appropriate if modified as follows: “The fair value for each option was estimated at the ~~balance sheet~~ date of grant, using the Black Scholes option pricing model…”

     W would propose to include this amended disclosure in future filings to clarify these matters.

Comment 6:

Note 13: Income Taxes, page F-22

6.	Clarify to us whether the income tax charges on your equity method investments represent taxes charged to those entities or taxes charged to you relating to your investment in those entities.

Response:

     The following information is provided supplementally in response to the Staff’s comment.

     Income tax charges on the equity method investments represent taxes charged to us relating to our investment in equity investment. We have accrued income taxes of ~~W~~1,740 million and ~~W~~756 million during the years ended December 31, 2003 and 2004, respectively, as a result of dividends received from our equity method investee, 9Webzen.

     We would propose to include this amended disclosure in future filings to clarify these matters.

* * * * *

      If you have any questions about this response letter or any further comments on our 2004 Form 20-F, please do not hesitate to contact Mike Gould of Samil PricewaterhouseCoopers in Seoul (Tel: 822-709-0802; Fax: 1-813-375-8899) with respect to any accounting related concerns or Hyun S. Kim of Davis Polk & Wardwell in Hong Kong (Tel: 852-2533-3359; Fax: 852-2533-3333) for all other matters.

Sincerely yours,

Hyun S. Kim

Attachments

cc:	Won-Seon Kim Byoung Ju Lee Jun Gu Lee Sung Ho Lee
Webzen Inc.
Mike Gould
Eu-Gene Lee
Samil PricewaterhouseCoopers
Eugene C. Gregor, Esq.
Richard (Sukjoon) Lee, Esq.
Davis Polk & Wardwell

(Annex A)

By Facsimile and First Class Mail

November 28, 2003

Suk-Jin Chon, Esq.
Hanol Law Officer
19th Floor City Air Tower
159 Samsung-dong, Kangnamku
Seoul, 135-973 Korea

Re: Webzen, Inc. (the “Company”)

Dear Mr. Chon:

This is in response to your letter of November 7, 2003, regarding the Company, which is incorporated under the laws of Republic of Korea and has submitted an application to list its American Depositary Shares on the Nasdaq National Market (“NNM”) upon the completion of its offering. The Company’s common share is currently listed on The KOSDAQ Stock Market, Inc. (“KOSDAQ”). Based on Nasdaq Marketplace Rule 4350(a)1, you asked that the Company be exempted from Marketplace Rules 4350(c)2, 4350(d)3, and 4350(f).4

In regards to Rule 4350(c), you indicated that The Korean Securities and Exchange Act and regulations require companies listed on KOSDAQ to have at least one-fourth of its board of directors comprised of independent directors. However, under Korean law, companies with total assets of less than ~~W~~100 billion as of the end of the immediately preceding fiscal year designated as venture companies under the applicable Korean law are exempted from complying with this requirement. Webzen, Inc. was designated as a venture company with total assets, as of December 31, 2002, of

1	Marketplace Rule 4350(a) states that “no provisions of this Rule shall be construed to require any foreign issuer to do any act that is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or that is contrary to generally accepted business practices in the issuer's country of domicile.”

2	Marketplace Rule 4350(c) states that each issuer shall maintain a sufficient number of independent directors on its board of directors to satisfy the audit committee requirement as set forth in Rule 4350(d)(2).

3	Marketplace Rule 4350(d)(2)(A) states that each issuer must have, and certify that it has and will continue to have, an audit committee of at least three members, comprised solely of independent directors, each of whom is able to read and understand fundamental financial statements, including the company’s balance sheet, income statement, and a cash flow statement or will become able to do so within a reasonable period of time after his or her appointment to the audit committee. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee that has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual“s financial sophistication, including being a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

4	Marketplace Rule 4350(f) governs quorum requirements.

Mr. Suk-Jin Chon
November 28, 2003

less than ~~W~~100 billion and was exempted from having at least one-fourth of its board of directors to be comprised of independent directors.

With respect to Rule 4350(d)(2), you stated that under the Korean Securities and Exchange Act, companies listed on or registered with KOSDAQ with total assets of not less than ~~W~~2 trillion as of the end of the immediately preceding fiscal year are required to have an audit committee composed of at least three directors, two-thirds of whom must be independent directors. Thus, Webzen, Inc., having assets of less than ~~W~~100 billion was not required to have an audit committee. However, Webzen, Inc. has a statutory auditor as required by the Korean Commercial Code. You stated that it is a generally accepted business practice in Korea not to set up an audit committee unless required by applicable Korean laws and regulations. You confirmed that Webzen, Inc. is in full compliance with relevant laws, regulations, and generally accepted business practices in Korea. Accordingly, you requested an exemption to Marketplace Rules 4350(c) and (d)(2) on the basis that compliance with the Rules would be contrary to generally accepted business practices in Korea.

Additionally, you advised that it is the intent of the Company to establish an audit committee at its next annual general meeting of shareholders in March 2004. You noted that the proposed Company’s audit committee will be comprised of three independent directors, all of whom are financially literate and at least one of them has accounting or related financial management expertise.

With respect Rule 4350(f), you indicated that according to its articles of incorporation, Webzen, Inc. does not provide for a minimum quorum for the general meeting of shareholders; however, the articles of incorporation provide for a certain percentage of affirmative votes for adoption of resolutions at the meetings. Further, the Company’s articles of incorporation state that, unless otherwise provided in applicable Korean law, regular actions and resolutions at the general meeting of shareholders must be adopted by an affirmative vote of a majority of the voting rights of shareholders present or represented at the meeting, provided that such affirmative vote represents at least one-fourth of the total issued and outstanding shares. In addition, for certain matters requiring special resolutions, the articles of incorporation require an affirmative vote of at least two-thirds of the voting rights of shareholders present or represented at the meeting, provided that such affirmative vote represents at least one-third of the total issued and outstanding shares. You further indicated that there is currently no minimum quorum for general meeting of shareholders under the Korean Commercial Code, the Korean Securities and Exchange Act and regulations thereunder, or the rules of the KOSDAQ. Instead of a quorum requirement for the meetings, however, the Korean Commercial Code provides for at least one-quarter of the total issued and outstanding shares to constitute a part of the affirmative votes at general meetings of shareholders, unless otherwise provided in the articles of incorporation. You indicated that the Company’s articles of incorporation are in full compliance with the requirements prescribed by the Korean Commercial Code and the generally accepted business practices in Korea that relate to shareholder voting requirements. You also indicated that it is a generally accepted business practice in Korea not to have a minimum quorum requirement regarding the meetings of shareholders. You concluded that compliance with

Mr. Suk-Jin Chon
November 28, 2003

Rule 4350(f) would therefore be contrary to generally accepted business practices in Korea. Accordingly, you requested an exemption with respect to Marketplace Rules 4350(f).

Based on your representations, we have determined to grant the requested exemptions to Marketplace Rules 4350(c), (d) and (f). Please note that notwithstanding the grant of these exemptions to our Marketplace Rules at this time, as required by SEC Rule 10A-3, foreign issuers must be in compliance with Nasdaq’s new audit committee rules no later than July 31, 2005. As such, the exemption to Rules 4350(c) and (d) expires on July 31, 2005. If the Company believes it is eligible for an exemption under Rule l0A-3, it should reapply prior to that date.

This letter has been reviewed and approved for issuance by the Nasdaq Office of General Counsel. The foregoing conclusions are based solely upon the representations made in your letters, and should not be interpreted as precedent. This interpretation should not be relied upon if there are any omissions of material information or change in the facts or conditions presented in your letters. The opinions expressed in this letter are based upon current Nasdaq Rules and policies, and may not be relied upon should there be a subsequent change in Nasdaq’s listing criteria. Furthermore, this conclusion relates only to the enforcement of Nasdaq Rules and does not present a legal conclusion regarding the applicability of statutory or regulatory provisions of federal or state securities laws. Please note that to provide transparency about the interpretation of our rules, Nasdaq may publish an anonymous summary of our conclusions, which would appear on the Issuer Legal and Compliance section of Nasdaq’s web site.

If you have any questions, please contact Judith Badua, Lead Analyst, at (301) 978-8062 or me at (301) 978-8026.

Sincerely,

/s/ David Compton
David Compton